Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratios of earnings to fixed charges for us and our predecessors for each of the periods indicated. All dollar amounts are reported in thousands.

Fixed charge ratio	2011	9/30/2010	2009	2008	2007
Income before income taxes	102,995	106,336	1,658	225,720	11,244
Interest expense	30,568	10,442	12,321	16,128	8,009

Earnings	133,563	116,778	13,979	241,848	19,253
Interest expense	30,568	10,442	12,321	16,128	8,009
Fixed charge ratio	4.37	11.18	1.13	15.00	2.40